Change of Beneficiary After Insured’s Death Rider	In this rider “we” means AXA Equitable Life Insurance Company. “You” means the Owner of the policy at the time an Owner’s right is exercised.

Policy Number

The Insured

Date of Issue

of this Rider

This rider is a part of the policy bearing the number shown above.

If you are a trustee Owner who is the Beneficiary at the Insured’s death, you may change the Beneficiary within 31 days after we receive due proof of the Insured’s death. The change shall be made in the same manner and subject to the same provisions as apply to a change of Beneficiary during the Insured’s lifetime.

If you change the Beneficiary after the Insured’s death, you may at the same time make a choice under the Payment Options provision for the benefit of the Beneficiary. The Beneficiary may not revoke or change any choice you make. If you do not make such a choice, the Beneficiary may make a choice for the Beneficiary’s own benefit.

AXA Equitable Life Insurance Company

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel

R83-15        Change of Beneficiary After Insured’s Death (Life)